March 2008

March 2008 Estimated Capital Gain Distributions

Capital Gain Distributions

A capital gain or loss is the difference between the purchase and sale price of a security. A Fund periodically distributes accumulated net capital gains to shareholders. Distributions in December generally reflect the Fund’s net capital gains accumulated during the 10-month period from January through October. If a Fund has net capital gains for the two-month period from November through December, they are usually distributed at its next regularly scheduled dividend date. For Funds that distribute quarterly (i.e., Stock Fund, Balanced Fund and Income Fund), the next dividend date is March 27, 2008. For Funds that distribute annually (i.e., International Stock Fund), the next dividend date is December 22, 2008.

March Distributions

The March 2008 capital gain distribution will occur according to the following schedule:

Record Date:	March 26, 2008
Ex-Dividend and Reinvestment Date:	March 27, 2008
Payable Date:	March 28, 2008

March Capital Gain Distribution Estimates

The table below lists the March 2008 estimated capital gain distributions for the Dodge & Cox Funds, expressed on a per share basis. Please note that these distribution estimates are based on the number of shares outstanding on March 7, 2008 and are subject to change. Actual distributions will be based on the number of shares outstanding on Record Date and are subject to approval by the Funds’ Board of Trustees.

Fund	Estimated Short-Term Capital Gain Distribution (per share)	Estimated Long-Term Capital Gain Distribution (per share)
Stock Fund	$0.05	$4.07
International Stock Fund	N/A – Annual Distribution	N/A – Annual Distribution
Balanced Fund	$0.01	$1.32
Income Fund	$0.00	$0.00

For More Information

For information about the Funds’ distributions policies and about taxation of Fund distributions, please refer to the Funds’ Prospectus and Statement of Additional Information (SAI).

03/08 D&C EST CG DIST 08-155